Item 6: Connectivity and Co-location

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

Yes☒No☐

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

The Citi-ONE infrastructure resides in an Ocean cage within the Equinix NY4 datacenter. Direct Subscribers ~~with infrastructure within the Equinix NY4 data center~~ have the ability to connect to Citi-ONE via third-party 1 or 10 gigabit/second fiber ~~cross-connections~~cross-connects (i.e., a physical wire connecting a Direct Subscriber to the Citi-ONE ATS)~~. The~~ from any location for which Equinix supports cross-connects. Cross-connects are managed by Equinix. The decision to cross connect, the location of the Direct Subscriber's infrastructure, and the selection of a 1 versus a 10 gigabit/second fiber ~~cross-connection~~cross-connect is entirely at the discretion of the Direct Subscriber. Direct Subscribers may use these ~~cross-connections~~cross-connects or other third-party connectivity to access the Citi-ONE gateway. Citi-ONE does not offer directly or through any service provider any data center space or services, any special access to the ATS, or any co-location and related services. CGMI does not charge fees for cross-connects; any connectivity-related fees charged by CGMI are described in Part III, Item 19. Cross-connect type (1 versus 10 gigabit), length of cross-connect, and/or use of third-party connectivity can all impact the amount of time it takes for a Subscriber's messages to reach the Citi-ONE infrastructure, i.e., latency.

~~These services are not relevant to~~ Indirect Subscribers, CGMI Business Units, ~~or~~and CGMI Affiliates~~, who only~~ access Citi-ONE via the CGMI algos and/or SOR. CGMI accesses the Citi-ONE infrastructure via a cross-connect.

b. If yes to Item (6)(a), are the terms and conditions required to be identified in Item 6(a) the same for all Subscribers and the Broker-Dealer Operator?

Yes☒No☐

c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?

Yes☐No☒

e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?

Yes☐No☒

Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

CGMI is a self-clearing broker-dealer and a member of the National Securities Clearing Corporation ("NSCC") and the Depository Trust Company ("DTC"). CGMI facilitates clearance and settlement of Citi-ONE executions through its existing infrastructure for over-the-counter transactions, which includes services provided by third-party provider Broadridge Securities Processing Solutions Inc.

CGMI becomes a counterparty for settlement purposes to all Citi-ONE transactions. CGMI submits its side of all trades for clearing at NSCC and settlement at DTC.

For broker-dealer Participants, CGMI submits its side of the trades to NSCC on a trade-for-trade basis, without netting. Broker-dealer Participants may clear their transactions through a Qualified Service Representative agreement or Automatic Give-Up agreement.

For non-broker-dealer Participants, CGMI submits trades in aggregate for settlement on a Delivery Versus Payment/Receive Versus Payment (DVP/RVP) basis using the DTC ID process consistent with client instructions. Alternatively, for non-broker-dealer Participants that instruct CGMI to "step-out" to a specific clearing broker for clearance and settlement, CGMI submits its side of the trades in aggregate at the end of the day and "locks-in" the transactions directly with the clearing broker via an existing clearing agreement.

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?

Yes☐No☒

If no, identify and explain any differences.

The processes and material arrangements for clearance and settlement of Citi-ONE transactions are dependent upon the relevant Participant type (broker-dealer or non-broker-dealer) as described above.